SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                      (Amendment No. 2)**


                            ACX TECHNOLOGIES, INC.
                                       (Name of Issuer)

                            Common Stock, $.01 par value
                                (Title of Class of Securities)

                                       005123 10 4
                                   (CUSIP Number)

                c/o Jill B.W. Sisson, Esq. General Counsel and Secretary
                                   ACX Technologies, Inc.
                                 1600 Table Mountain Parkway
                                 Golden, Colorado 80403
                                           (303) 271-7040
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                     See Footnote* Below
              (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

  Check the following box if a fee is being paid with the statement [].
  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  ** This is being filed to update Amendment No. 1.

  CUSIP No. 005123 10 4             13D               Page  2  of  11 Pages


       1      NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              William K. Coors

       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


  (a) / /


  (b) XX

       3      SEC USE ONLY


       4      SOURCE OF FUNDS*
              Not Applicable


       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(D) OR 2(E)
     / /


       6      CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.


                 NUMBER OF                 7      SOLE VOTING POWER

                  SHARES                           120,847

               BENEFICIALLY                8      SHARED VOTING POWER

                 OWNED BY                         13,050,536

                   EACH                    9      SOLE DISPOSITIVE POWER

                REPORTING

                  PERSON                   10      SHARED DISPOSITIVE POWER

                   WITH                            0


       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING
  PERSON
             13,171,383


       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  CERTAIN SHARES*
              / /


       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              47.2%


       14     TYPE OF REPORTING PERSON*
              IN

  CUSIP No. 005123 10 4             13D               Page  3  of  11 Pages


       1      NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Joseph Coors

       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


  (a) / /


  (b) XX/

       3      SEC USE ONLY


       4      SOURCE OF FUNDS*
              Not Applicable


       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(D) OR 2(E)
     / /


       6      CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.


                 NUMBER OF                 7      SOLE VOTING POWER

                  SHARES                           3,307

               BENEFICIALLY                8      SHARED VOTING POWER

                 OWNED BY                         12,192,792

                   EACH                    9      SOLE DISPOSITIVE POWER

                REPORTING

                  PERSON                   10      SHARED DISPOSITIVE POWER

                   WITH                            0


       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

  REPORTING
  PERSON
             12,196,099


       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  CERTAIN SHARES*
              / /


       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              44.7%


       14     TYPE OF REPORTING PERSON*
              IN

  CUSIP No. 005123 10 4             13D               Page  4  of  11 Pages


       1      NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Peter H. Coors


       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


  (a) / /


  (b) XX

       3      SEC USE ONLY


       4      SOURCE OF FUNDS*
              Not Applicable


       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(D) OR 2(E)
     / /


       6      CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.


                 NUMBER OF                 7      SOLE VOTING POWER

                  SHARES                           12,074

               BENEFICIALLY                8      SHARED VOTING POWER

                 OWNED BY                         13,050,536

                   EACH                    9      SOLE DISPOSITIVE POWER

                REPORTING

                  PERSON                   10      SHARED DISPOSITIVE POWER

                   WITH                            0


       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING
  PERSON
             13,062,610


       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  CERTAIN SHARES*
              / /


       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              46.8%


       14     TYPE OF REPORTING PERSON*
              IN

  CUSIP No. 005123 10 4             13D               Page  5  of  11 Pages


       1      NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Joseph Coors, Jr.


       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


  (a) / /


  (b) XX

       3      SEC USE ONLY


       4      SOURCE OF FUNDS*
              Not Applicable


       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(D) OR 2(E)
     / /


       6      CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.


                 NUMBER OF                 7      SOLE VOTING POWER

                  SHARES                           429,003

               BENEFICIALLY                8      SHARED VOTING POWER

                 OWNED BY                         12,014,728

                   EACH                    9      SOLE DISPOSITIVE POWER

                REPORTING

                  PERSON                   10      SHARED DISPOSITIVE POWER

                   WITH                            0


       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING PERSON
             12,443,731

       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  CERTAIN SHARES*
              / /


       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              44.6%


       14     TYPE OF REPORTING PERSON*
              IN


  CUSIP No. 005123 10 4             13D               Page  6  of  11 Pages


       1      NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Jeffrey H. Coors


       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


  (a) / /


  (b) XX

       3      SEC USE ONLY


       4      SOURCE OF FUNDS*
              Not Applicable


       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(D) OR 2(E)
     / /


       6      CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.


                 NUMBER OF                 7      SOLE VOTING POWER

                  SHARES                           486,467

               BENEFICIALLY                8      SHARED VOTING POWER

                 OWNED BY                         13,050,536

                   EACH                    9      SOLE DISPOSITIVE POWER

                REPORTING

                  PERSON                   10      SHARED DISPOSITIVE POWER

                   WITH                            0


       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING
  PERSON
             13,573,003


       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  CERTAIN SHARES*
              / /


       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.6%

        14     TYPE OF REPORTING PERSON*
              IN

                           SCHEDULE 13D

  Item 1.  Security and Issuer.

       The class of equity securities to which this Statement relates is common stock, $.01 par value per share (the "Common Stock").

       The issuer of the Common Stock is ACX Technologies, Inc. (the "Company"), whose principal executive offices are located at 16000 Table Mountain Parkway, Golden, Colorado 80403. The company is a holding company for ceramics, aluminum, packaging, and technology-based businesses.

  ITEM 2. IDENTITY AND BACKGROUND.

       (a) This Amendment No. 2 to Schedule 13D is filed on behalf of each of the following persons, who together may comprise one or more groups under Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") with respect to Common Stock described in this Schedule: William K. Coors, Joseph Coors, Peter H. Coors, Joseph Coors, Jr., and Jeffrey H. Coors. The filing person are making a single joint filing pursuant to Rule 13d-1(f)(2) although the filing persons do not expressly affirm the existence of any group.

       (b) The business address of William K. Coors, Joseph Coors, and Peter H. Coors is c/o Adolph Coors Company, Golden, Colorado 80401. The business address of Jeffrey H. Coors, and Joseph Coors, Jr. is c/o ACX
  Technologies,   Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403.

       (c) William K. Coors - Chairman of the Board of the Company, for principal business and address, see above; Chairman of the Board and President of Adolph Coors Company, holding company for beer business, for address, see above.

       Joseph Coors - Vice Chairman of the Board of the Company, for principal business and address, see above; Vice Chairman of the Board of Adolph Coors Company, holding company for beer businesses, for address, see above.

     Peter H. Coors - Vice President, Secretary, and a director of Adolph Coors Company, for principal business and address, see above; and Chief Executive Officer of Coors Brewing Company, brewery, Golden, Colorado 80401, a subsidiary of Adolph Coors Company.

       Joseph Coors, Jr. - President (member of the Office of the President) and a director of the Company, for principal business and address, see Item 1 above.

       Jeffrey H. Coors - President (member of the Office of the President) and a director of the Company, for principal business and address, see item 1 above.

        (d) and (e)     None of the above named persons have, during the last
  five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

       (f) All of the above named persons are citizens of the United States of America.

  ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR
                       OTHER CONSIDERATION.

       Not applicable.

  ITEM 4.       PURPOSE OF TRANSACTION.

            This Amendment No. 2 is being filed because of the re-substitution of Peter H. Coors for May Coors Tooker as a trustee of one of the family trustsowning approximately 10.0 % of the Company's outstanding Stock.
   May Coors Tooker no longer serves as trustee.

            None of the filing persons has any present plan or proposal that relates to or would result in:

       (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

       (b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries;

       (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries (although the Board of the Company, of which some of the filing persons are members, has publicly announced a decision to dispose of the Company's aluminum subsidiary as disclosed in the Company's 10-Q for the quarter ended March 31, 1996, filed with the Securities and Exchange Commission on May 3,1996);

       (d) any change in the present board of directors of the Company or management of the Company;

       (e) any material change in the present capitalization or dividend policy of the Company;

       (f) any material change in the Company's business or corporate structure;

       (g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person;

        (h) causing a class of securities of the Company to be delisted from a national securities exchange;

       (i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

       (j)    any action similar to any of the foregoing.

  ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

       (a) The aggregate number and percentage of Common Stock beneficially owned by the filing persons as of May 15, 1996, are as follows:

                                                      Aggregate
                                                      Beneficial                Percent
       Name                                           Ownership*                of Class
  William K. Coors                                   13,171,383                    47.2

  Joseph Coors                                       12,196,099                    43.7

  Peter H. Coors                                     13,062,610                    46.8

  Joseph Coors, Jr.                                  12,443,731                    44.6

  Jeffrey H. Coors                                   13,573,003                    48.6

       *     Includes the right to acquire beneficial ownership within 60 days of 1,333 shares, 1,333 shares, 0 shares, 405,944 shares and 420,236 shares, respectively for each of the filing persons in the order listed.

       (b) The following indicates for each filing person, the number of shares of Common Stock as to which there is sole power or shared power (with other co-trustees) to vote or dispose of such shares:

  Name                                        Sole Power                            Shared Power*
  William K. Coors                            120,847                                13,050,536

  Joseph Coors                                  3,307                                12,192,792

  Peter H. Coors                               12,074                                13,050,536

  Joseph Coors, Jr.                           429,003                                12,014,728

  Jeffrey H. Coors                            486,467                                 13,050,536


  *The filing persons share voting and dispositive power as co-trustees of the shares owned by the family trusts, as applicable, listed below and other trust(s), and as co-directors of the shares owned by the Adolph Coors Foundation, as applicable, as noted below.

       The trusts and their beneficial ownership as of June 10, 1996 were as follows:

  Trust                                                  Number of Shares
  Adolph Coors, Jr. Trust                                    2,800,000 shares
  Grover C. Coors Trust                                      2,727,016 shares
  May Kistler Coors Trust                                    1,726,652 shares
  Herman F. Coors Trust                                      1,435,000 shares
  Bertha Coors Munroe Trust                                  1,140,490 shares
  Augusta Coors Collbran Trust                               1,015,350 shares
  Louis Coors Porter Trust                                     920,220 shares
  Joseph Coors Trust                                           250,000 shares
                                                            12,014,728   total

       The Adolph Coors Foundation beneficially owns 857,744 shares of Common Stock. The directors of the Foundation include William K. Coors, Jeffrey H. Coors and Peter H. Coors, among others.

       (c) On June 5, 1996, Joseph Coors, Jr. sold 25,000 shares of Common stock. None of the other filing persons have effected any transactions in the Common Stock during the last 60 days.

       (d)     Not applicable.
       (e)     Not applicable.

  ITEM 6.     CONTRACTS ARRANGEMENTS, UNDERSTANDINGS
              OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                      OF THE ISSUER.

       Except as described herein, no filing person is a party to any contract, arrangement or understanding with respect to the Common Stock of the Company.

  ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

       Not applicable.

  ITEM 8.     SIGNATURE.
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    7/29/96
    Date


  /s/ William K. Coors
  Signature

  William K. Coors


  /s/ Joseph Coors
  Signature

  Joseph Coors


  /s/ Peter H. Coors
  Signature

  Peter H. Coors


  /s/ Joseph Coors, Jr.
  Signature

  Joseph Coors, Jr.

  /s/ Jeffrey H. Coors
  Signature

  Jeffrey H. Coors